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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                         PDS FINANCIAL CORPORATION
                     ----------------------------------
                              (Name of Issuer)

                        COMMON STOCK, $.01 PAR VALUE
                     ----------------------------------
                       (Title of Class of Securities)

                               69329T 10 5
                     ----------------------------------
                              (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
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CUSIP No. 69329T 10 5                 13G                 Page  2  of  5  Pages
          -----------


 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Lona M.B. Finley
     ###-##-####

 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
     Not applicable

 (3) SEC USE ONLY


 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen

NUMBER OF SHARES              (5) 366,377   SOLE VOTING POWER
 BENEFICIALLY                     (Includes 5,000 shares held as Custodian for
                                  minor child.  Excludes 11,200 shares held as
                                  co-trustee of a trust for minor child)
 OWNED BY
 EACH REPORTING               (6) 377,577   SHARED VOTING POWER
 PERSON WITH                      (Includes 11,200 Shares held as co-trustee of
                                  a trust for minor child)

                              (7) 366,377   SOLE DISPOSITIVE POWER

                              (8) 377,577   SHARED DISPOSITIVE POWER

 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

377,577* (Includes 11,200 shares held as co-trustee of a trust for a minor child, also claimed by husband as co-trustee and 5,000 shares held as custodian for minor child.

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /x/

*Excludes 1,075,286 shares held by spouse with sole voting power for which beneficial interest is disclaimed.

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.4%

(12) TYPE OF REPORTING PERSON*
     IN

                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page  3  of  5  Pages


ITEM 1(a).  NAME OF ISSUER
--------------------------

     PDS Financial Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
-----------------------------------------------------------

     6442 City West Parkway, Suite 300
     Eden Prairie, MN   55344

ITEM 2(a).  NAME OF PERSON(S) FILING
------------------------------------

     Lona M.B. Finley

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
-----------------------------------------------------------------------

     6442 City West Parkway, Suite 300
     Eden Prairie, MN   55344

ITEM 2(c).  CITIZENSHIP
-----------------------

     United States of America (Nevada)

ITEM 2(d).  TITLE OF CLASS OF SECURITIES
----------------------------------------

     Common Stock, $.01 par value per share

ITEM 2(e).  CUSIP NUMBER
------------------------

     69329T 10 5

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b),
----------------------------------------------------------------------------
CHECK WHETHER THE PERSON FILING IS A
------------------------------------

    (a) / / Broker or Dealer registered under Section 15 of the Act

    (b) / / Bank as defined in section 3(a)(6) of the Act

    (c) / / Insurance Company as defined in section 3(a)(19) of the Act

    (d) / / Investment Company registered under section 8 of the Investment Company Act

    (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

    (g) / / Parent Holding Company, in accordance with
            Section 240.13d-1(b)(ii)(G)

    (h) / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

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                                                          Page  4  of  5  Pages

ITEM 4.  OWNERSHIP
------------------

    (a) Amount Beneficially Owned:
        377,577 shares. (Excludes 1,075,286 held by spouse for which beneficial interest is disclaimed)

    (b) Percent of Class:  10.4%

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
              366,377

         (ii) shared power to vote or to direct the vote
              377,577

        (iii) sole power to dispose or to direct the disposition of
              366,377

         (iv) shared power to dispose or to direct the disposition of
              377,577

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
-----------------------------------------------------

     Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
------------------------------------------------------------------------

     Not applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
---------------------------------------------------------------------------
THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
------------------------------------------------------------

     Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
------------------------------------------------------------------

     Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
---------------------------------------

     Not applicable

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                                                          Page  5  of  5  Pages

                                  SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certificates that the information set forth in this statement is true, complete and correct.

Date:     February 13, 1998

                                         /s/ Lona M.B. Finley
                                       ----------------------------------------
                                         Lona M.B. Finley